# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conexeu Sciences Inc., CIK 0002066836
CUSIP: 20715F100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 9921 Georgetown Pike, Suite D203, Great Falls, Virginia (VA), 22066
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002152069

## Reporting persons
- Multi-Valor AIF Umbrella Fund SICAV Quintus Growth Fund: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); sole voting power 4,314,336; shared voting power 0; sole dispositive power 4,314,336; shared dispositive power 0; aggregate amount beneficially owned 4,314,336 (9.99% of the class)
  Comment: Includes 2,200,000 common shares warrants which may not be exercised by the Reporting Person if such exercise would result in the Reporting Person holding over 9.99% of the Issuer's outstanding common shares on the date of exercise.

## Item 1. Issuer
Name of issuer: Conexeu Sciences Inc.
Address of issuer's principal executive offices: 50 West Liberty Street, Sutie 880, Reno, NV 89501

## Item 2. Person Filing
Name of person filing: Multi-Valor AIF Umbrella Fund SICAV Quintus Growth Fund ("Reporting Person")
Address of principal business office or, if none, residence:
c/o VP Fund Solutions (Liechtenstein) AG
Aeulestrasse 6
Vaduz 9490
Principal of Liechtenstein
Citizenship: Liechtenstein

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,314,336

Includes 2,200,000 common shares warrants which may not be exercised by the Reporting Person if such exercise would result in the Reporting Person holding over 9.99% of the Issuer's outstanding common shares on the date of exercise.
Percent of class: Up to 9.99%
Sole power to vote or to direct the vote: 4,314,336
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,314,336
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Multi-Valor AIF Umbrella Fund SICAV Quintus Growth Fund: /s/ Robert Sven Soroer, Director (09/04/2026)